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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EFJ, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26843B101

(Cusip Number)

August 9, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Person Authorized to Receive Notices and Communications:

Jacob D. Smith, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

13G
CUSIP No. 26843B101			Page 2 of 6

1.	Name of Reporting Person: Barry M. Kitt		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

Item 1(a) Name of Issuer:
Item 1(b) Address of Issuer’s Principal Executive Offices:
Item 2(a) Name of Person Filing:
Item 2(b) Address of Principal Business Office:
Item 2(c) Citizenship:
Item 2(d) Title of Class of Securities:
Item 2(e) CUSIP No:
Item 3 Status of Person Filing:
Item 4 Ownership:
Item 5 Ownership of 5% or Less of a Class:
Item 6 Ownership of More than 5% on Behalf of Another Person:
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Item 8 Identification and Classification of Members of the Group:
Item 9 Notice of Dissolution of Group:
Item 10 Certification:
SIGNATURE

CUSIP No. 26843B101	Page 3 of 6

Item 1(a) Name of Issuer:

EFJ, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

1232 22nd Street NW, Suite 600
Washington, D.C. 20037

Item 2(a) Name of Person Filing:

Barry M. Kitt

Item 2(b) Address of Principal Business Office:

4965 Preston Park Blvd.
Suite 240
Plano, Texas 75093

Item 2(c) Citizenship:

United States

Item 2(d) Title of Class of Securities:

Common Stock, $0.01 per share

Item 2(e) CUSIP No:

26843B101

CUSIP No. 26843B101	Page 4 of 6

Item 3 Status of Person Filing:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4 Ownership:

(a)	This statement is filed on behalf of Barry M. Kitt. As of August 9, 2004, Mr. Kitt was no longer the beneficial owner of any shares of common stock of EFJ, Inc.

(b)	Percent of Class: 0%.

(c)	Number of shares as to which each person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. 26843B101	Page 5 of 6

Item 5 Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     ☒

Item 6 Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

The Pinnacle Fund, L.P., a Texas limited partnership.

Item 8 Identification and Classification of Members of the Group:

Not applicable.

Item 9 Notice of Dissolution of Group:

Not applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 26843B101	Page 6 of 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2004

BARRY M. KITT

/s/ Barry M. Kitt

Barry M. Kitt